Arthur L. Goldberg
Chief Financial Officer
July 24, 2008
VIA EDGAR
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clear Skies Solar, Inc. Registration Statement on S-1, as amended Initially Filed March 27, 2008 File No. 333-149931
Dear Ms. Long:
Reference is made to the several letters dated April 23, 2008, June 16, 2008 and July 1, 2008 (collectively, the “Comment Letters”), to Clear Skies Solar, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-1, initially filed by the Company on March 27, 2008 with the Securities and Exchange Commission (the “Commission”) and amended from time to time thereafter (as amended, the “Registration Statement”).
The Company hereby requests that the effective date for the Registration Statement be accelerated so that the Registration Statement will become effective at 10:00 a.m. Eastern Time on July 25, 2008, or as soon as practicable thereafter.
Pursuant to the Staff’s request in the Comment Letters, the Company acknowledges that:
•	should the Commission or the Staff, acting by delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff by delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•	the Company may not assert Staff comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.
Sincerely,
CLEAR SKIES SOLAR, INC.

By:	/s/ Arthur L. Goldberg

	Name:	Arthur L. Goldberg
	Title:	Chief Financial Officer